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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                             Smartserv Online, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                  83169 M 203
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                                 (CUSIP Number)


                               Steven B. Rosner
                               SLD Capital Corp.
                                One Belmont Ave.
                                   Suite 417
                             Bala Cynwyd, PA 19004
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 21, 2000
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP NO. 83169M203                                           PAGE 2 OF 5 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Steven B. Rosner
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

                                       PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                     U.S.A.
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                           403,300
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                    403,300
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    403,300
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.9%
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14   TYPE OF REPORTING PERSON*

                                       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

                   Smartserv Online, Inc. Common Stock, par value $.01 per share



Item 2.  Identity and Background.

                  (a) The name of the person filing this Schedule is Steven B. Rosner.

                  (b)      The business address of Mr. Rosner is:

                           SLD Capital Corp.
                           One Belmont Avenue
                           Suite 417
                           Bala Cynwyd, PA 19004

                  (c) Mr. Rosner is President of SLD Capital Corp., a company engaged in financial investments.

                  (d)      None.

                  (e)      None.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The aggregate amount of funds used by Mr. Rosner to purchase the 403,300 shares of Smartserv Online, Inc. Common Stock beneficially owned (or deemed, solely for the purposes of Rule 13d-3, to be beneficially owned) by him was approximately $1,078,608.

Item 4.  Purpose of Transaction.

                  Mr. Rosner acquired the common stock for investment purposes. He has no present plans or proposals which would relate to one result in any of the matters referred to in subparagraphs (a)
                  - (j) of Item 4 of Schedule 13D.



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                                                               Page 4 of 5 Pages






Item 5.  Interest in Securities of the Issuer.

                  (a) Mr. Rosner beneficially owns 401,300 shares of common stock of Smartserv Online, Inc. acquired through (i) the purchase of 202,500 shares of common stock; (ii) the exercise of warrants to purchase 200,000 shares of common stock and (iii) the purchase of publicly-traded warrants to purchase 800 shares of common stock.

                  (b) Mr. Rosner holds sole voting and dispositive power over all 403,300 shares of Smartserv Online, Inc. stock he currently beneficially owns.

                  (c) During the past 60 days, Mr. Rosner (i) exercised warrants to purchase 100,000 shares of Smartserv Online, Inc. common stock at a price of $2.625 per share; (ii) exercised warrants to purchase 100,000 shares of Smartserv Online, Inc. common stock at a price of $3.625 per share; (iii) purchased 2,500 shares of common stock at a price of $51.125 per share; and (iv) purchased 2,000 shares of common stock at a price of $43.50 per share.

                  (d)  None.

                  (e)  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.

                  None.

Item 7.           Materials to be Filed as Exhibits.

                  None.



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                                                               Page 5 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  July 25, 2000

                                                    /s/ Steven B. Rosner
                                                  ------------------------------
                                                     Steven B. Rosner